Mail Stop 3561

            April 14, 2006


Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, Florida  33018

      Re:	Fuego Entertainment, Inc.
      Amendment No. 8 to Registration Statement on Form SB-2
      Filed March 30, 2005
      File Nos. 333-127612

Dear Mr. Cancio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referred to in this letter correspond to the page numbers in the marked copy of Amendment No. 8 to the Form SB-2 registration statement you filed on EDGAR on March 30, 2006.

General
1. We note that on the web site www.cablecastermagazine.com, there is an article dated March 30, 2006 stating that CHUM International will launch a Citytv format station in Puerto Rico that would replace the existing local station based on the signing of a licensing agreement with you. Please tell us why you have not included this information in your registration statement.
2. We note that the article states that you are owned by Hugo Cancio and Juan Pablos Santos. However, there is no mention of Juan Pablos
Santos in your registration statement. Please discuss your relationship with Juan Pablos Santos, if any.

Management`s Discussion and Analysis, page 12

Plan of Operation, page 12
3. We note your response to comment 5 in our letter dated March
17,
2006. Please consider including the response from your letter dated
March 30, 2006 as the second sentence in the last paragraph on page
16.
4. We note your response to comment 6 in our letter dated March
17,
2006. In the last paragraph on page 15, you state that you are planning to help produce the Havana Night Club show in Puerto Rico, which is not part of the original agreement you signed with Viashow regarding the Celebrate Freedom Tour 2005. Please discuss the limitations, if any, that your original Royalty Agreement dated March
3, 2005 and amended on September 18, 2005 will have on your participation in the new production. Also, please disclose the producer of the new Puerto Rico show. Further, since "there are no agreements as of yet for this particular show," please describe your basis for stating that you will receive 20% of the production`s revenue.
5. We note that in your response to comment 3 in our prior letter dated January 12, 2006, you stated: "there are no affiliations between Mr. Casavant and the projects being undertaken by the company, though Mr. Casavant was involved in one of the projects wherein he hired the company solely as an independent contractor to produce a corporate video." Based on the Royalty Agreement you filed as Exhibit 10.1 to this registration statement, it appears that Mr.
Casavant was a co-investor in the Havana Night Club Show-Five City Tour. Please disclose your relationship with Mr. Casavant relating to the Five City Tour.
6. We note that the first paragraph of the Royalty Agreement states that you, Hugo Cancio, the UAJC 2005 Irrevocable Trust, and the MDW and GRW 2000 Irrevocable Trust are individually and collectively referred to as the "Investor." Also, Section 1.1 of the Royalty Agreement states that the Investor shall pay the Promoter the sum of
$1.5 million and Sections 1.3(a) and (b) state that you will receive
20% of the tour`s revenues, but in the first paragraph of your Plan of Operation section on page 12, you state that you invested only $57,400 in the tour. Please tell us why you will receive 20% of the tour`s revenue when you have invested only $57,400. We may have further comments based upon your response.
7. In this regard, it appears that you may be jointly and severely liable with Hugo Cancio, the UAJC 2005 Irrevocable Trust, and the MDW and GRW 2000 Irrevocable Trust for the $1.5 million investment. Please disclose if the investment price has been paid in full. If not, please disclose whether you may be liable for more than the $57,400 already paid by you should any or all of the other investors fail to pay their fair share, any unpaid investment amount accrued by you, or your basis for not accruing any amount. In your disclosure, please include your consideration of SFAS No. 5 in your determination.
8. Section 1.1 of the Royalty Agreement refers to a spread sheet prepared by Prager and Fenton that is attached as Exhibit A. Please re-file the Royalty Agreement with Exhibit A.

Description of Business, page 20

Projects, page 22
9. We note your response to comment 12 in our letter dated March
17,
2006. In the first paragraph on page 23, you state that Anthony Pulluccino is no longer part of the Trader Show and that you ended your working relationship with Mr. Pulluccino in June 2005. Therefore, it appears that much of your description of the Trader Show in the last paragraph on page 22 is no longer applicable. Please revise or advise us. In addition, we note that the website for The Trader Show at www.thetradershow.com says "the show focuses on the real life activities of Anthony Pullicino (AKA, The Trader)."
Again, this website appears to be inconsistent with your response to comment 12 in our letter dated March 17, 2006. Please reconcile the inconsistency and revise your disclosure or the web site as appropriate.

Financial Statements, page 36
10. Please update your registration statement and include the next interim set of financial statements as of February 28, 2006. See
Item 310 (g) of Regulation S-B. Also, please revise your disclosures to provide a comparable discussion of the additional period in your
Management`s Discussion and Analysis section and throughout the registration statement, as applicable.

Notes to Financial Statements, page 42

4. Capitalized Production Costs, page 45
11. We note your response to comment 15 in our letter dated March
17,
2006. Your response and revised disclosure suggests the episodes of the Trader Show featuring Mr. Pulliccino will not be used in the production of the final version of the project. As a result, the capitalized costs for these episodes are required to be charged to income. See paragraph 32 of SOP 00-2. Please revise your unaudited interim financial statements to record a loss for the amount of capitalized costs that exceeds the estimated fair value. Further, please provide the disclosures set forth in APB 20, paragraph 36 and
37. In your response, please justify your estimate of fair value, if any. We look to objective evidence as the best support for the determination of fair value. Also, please revise your disclosures for film projects on pages 22 and 47 of your registration statement.

Part II - Information Not Required In Prospectus, page 49

Undertakings, page 54
12. We note your response to comment 16 in our letter dated March
17,
2006; however, we reissue our previous comment asking you to include the undertakings required by Item 512(a)(4), (e), and (g)(2) of Regulation S-B.

Exhibit 23.1
13. Please revise the independent auditor`s consent to include a reference to the term experts. We refer you to exhibit 23.1 in your registration statement filed on October 5, 2005. Also, please revise the date to coincide with the updated financial statements, as applicable.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or
me
at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	William D. O`Neal, Esq.
	The O`Neal Law Firm, P.C.
	Via Fax: (480) 816-9241
Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
April 14, 2006
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